Mail Stop 3561

 					September 30, 2005



Mr. Gerard Lamarche
Chief Financial Officer
Suez
16 rue de la Ville l`Eveque
75008 Paris, France

	Re:	Suez
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		Form 6-K for the Month of September 2005
		Filed September 8, 2005
		File No. 1-15232

Dear Mr. Lamarche:

      We have reviewed your filings and have the following comments.
We have limited our review to specific targeted issues. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 84

A. Results of Operations, page 90

1. We note your presentation of organic gross operating income growth and organic revenue growth, which you identify as non-GAAP measures.
In arriving at these measures, it appears you exclude items that are recurring in nature. Please note that if you intend to include in your future filings any non-GAAP performance measure that excludes items of a recurring nature, you must justify the usefulness of each measure. Please refer to Item 10(e) of Regulation S-K and Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov, in crafting your revised disclosure. Further, revise your disclosures throughout your filing each place where each non-GAAP measure is presented, as follows:
* Identify the item as a non-GAAP measure of performance.
* Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.
* Disclose that the non-GAAP measure should not be considered as an alternative to the most directly comparable financial measure calculated and presented in accordance with GAAP as an indicator of operating performance.
* Disclose the specific manner in which you use the non-GAAP measure to conduct or evaluate your business.
* Disclose the economic substance behind your decision to use the measure.
* Disclose the material limitations associated with use of the measure as compared to the use of the most directly comparable GAAP financial measure.
* Disclose the manner in which you compensate for these limitations when using the measure.
* Disclose the substantive reasons why you believe the measure provides useful information to investors.
Show us how the revised disclosure will read in future filings.
In
responding to our comment, you may also want to consider whether it would make more sense to discuss the impact of items such as gas prices, foreign exchange effects, acquisitions and dispositions on your results of operations without eliminating or adjusting these items in connection with a non-GAAP financial measure.







B. Liquidity and Capital Resources, page 110

Liquidity and Contractual Commitments, page 114
2. In future filings, please revise your table of contractual commitments to include the following:
(a) Estimated interest payments on your debt; and
(b) Estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003, available at www.sec.gov.

Item 15. Controls and Procedures, page 192

3. You disclose that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at a reasonable assurance level for "gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC`s rules and forms." In future filings, please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Note 26. Summary of Differences Between Accounting Principles
Followed by the Group and US GAAP, page F-80

4. On page F-12, you disclose that tangible assets subject to legal revaluation are stated at their revalued amount under French GAAP. As US GAAP does not allow tangible assets to be revalued unless impaired, it appears an adjustment may be necessary to reconcile from
French GAAP to US GAAP. Please tell us where this adjustment is included in your reconciliation or tell us why you believe an adjustment is not necessary.

5. Based on your disclosures with respect to your regulatory environment in Item 4, it appears that at least a portion of your operations are currently rate regulated and that, prior to July 2004, a significant portion of your operations were rate regulated. Thus, please tell us your consideration of the applicability of SFAS 71 to your accounting under US GAAP, with reference to the scope guidelines in paragraphs 5-8 of SFAS 71.

Form 6-K dated September 8, 2005

6. We note your presentation of EBITDA, organic EBITDA growth, organic revenue growth, and organic operating income growth, each of which represent non-GAAP measures. Each time a non-GAAP measure is presented, please revise to also present the most directly comparable financial measure calculated in accordance with GAAP and provide a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated in accordance with GAAP. See Regulation G.

*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Lamarche
Suez
September 30, 2005
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